United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X] Form 40-F [   ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes [   ] No [X]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes [   ] No [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [   ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

COMPANHIA VALE DO RIO DOCE
Report on Form 6-K

Table of Contents

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE
THIRD QUARTER OF 2004 (US GAAP)
INDEX TO CONDENSED CONSOLIDATED FINANCIAL
INFORMATION (US GAAP)
REPORT OF INDEPENDENT ACCOUNTANT (US GAAP)
SUPPLEMENTAL FINANCIAL STATEMENTS (US GAAP)
SIGNATURES

US GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

THE PERFORMANCE OF COMPANHIA VALE

DO RIO DOCE IN THE THIRD QUARTER 2004

Except where otherwise indicated, the operating and financial information contained in this press release is presented based on the consolidated figures in accordance with accounting principles generally accepted in the United States of America (US GAAP). Except for the information on investments and market behavior, this information is based on quarterly financial statements reviewed by independent auditors. The principal subsidiaries of CVRD that are consolidated are: Caemi, PPSA, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Itaco, CVRD Overseas and Rio Doce International Finance.

www.cvrd.com.br
rio@cvrd.com.br

Investor Relations Departament

Roberto Castello Branco
Rafael Campos
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel: (5521) 3814-4540

PROFITABLE GROWTH AND NEW RECORDS

Rio de Janeiro, November 10, 2004 – Companhia Vale do Rio Doce (CVRD) achieved a new record-high net earnings of US$943 million, US$0.82 per share, for the third quarter of 2004 (3Q04). This was 101.5% higher than the net earnings of US$468 million reported in third quarter 2003 (3Q03), and 87.1% more than the 2Q04 net earnings of US$504 million.

Net earnings in the first nine months of 2004 were US$1.852 billion compared with US$1.278 billion in the first nine months of 2003 (9M03).

ROE (return on equity), based on rolling last-12-months (LTM) earnings, was 32.7%, compared with 39.8% in 3Q03, and 31.8% in 2Q04.

Operating earnings – adjusted EBIT(1) – of US$886 million, were also a record, 76.9% more than in 3Q03 (US$501 million), and 6.5% higher than in 2Q04 (US$832 million). The adjusted EBIT margin of 40.8% was the second highest in the company’s history, the highest-ever being the 43.3% of 2Q04, and was 580 basis points (bp) higher than the operating margin of 35.0% for 3Q04.

Cash flow, measured as adjusted EBITDA(2), reached a quarterly record of US$1.007 billion, 59.8% higher than a year before (3Q03), and 3.7% higher than in the previous quarter (2Q04).

Adjusted EBITDA in the first nine months of 2004 reached US$2.721 billion, compared to US$1.562 billion in the same period of 2003, which represents an increase of 74.2%.

CVRD distributed dividends of US$0.68 per share in 2004, 15.7% higher than in 2003 and 29.7% higher than in 2002.

US GAAP

Several other records were achieved in 3Q04:

•	Gross revenue of US$2.287 billion was 54.2% higher than in 3Q03, and 12.5% higher than in 2Q04.

•	Shipments of iron ore and pellets totaled 60.453 million tons, 29.7% higher than in 3Q03, and 8.3% higher than in 2Q04.

•	Kaolin sales reached 319 thousand tons, vis-à-vis 293 thousand tons in 2Q04.

•	Bauxite sales were 652 thousand tons, beating the previous record (1Q04) of 545 thousand tons.

•	General cargo (i.e. total cargo excluding iron ore and pellets) transported for clients on CVRD’s railroads reached 7.968 billion net ton-kilometers (ntk), compared with 7.632 billion in 2Q04.

3Q04 was the first full quarter of shipments of copper concentrate produced by Sossego, the copper mine located in the Carajás Mineral Province, in the state of Pará, Brazil – totaling 96 thousand tons of concentrate in the quarter, generating revenue of US$70 million.

CVRD’s capital expenditures in 3Q04 totaled US$424 million, and in the first nine months of the year totaled US$1.270 billion. In the quarter, US$238.1 million was spent in growth capex – on mineral exploration and projects. All these projects are on schedule and will become new platforms of value creation over the next two years.

The reduction of financial leverage and increase in interest coverage ratios, even with significant capital expenditure and dividend distribution, shows the company’s financial strength.

The continued profitable growth has been made possible by the good execution of the Company’s strategy, appropriate financial policy, and rigid cost control, while also being facilitated by the favorable world market for mineral products.

SELECTED FINANCIAL INDICATORS

US$ million

	3Q03	2Q04	3Q04	9M04
Gross Revenues	1,483	2,033	2,287	6,051
Gross Margin (%)	43.3	52.5	51.5	50.0
Adjusted EBIT	501	832	886	2,301
Adjusted EBIT Margin (%)	35.0	43.3	40.8	40.0
Adjusted EBITDA	630	971	1,007	2,721
Net Earnings	468	504	943	1,852
Annualized ROE (%)	39.8	31.8	32.7	32.7
Total Debt/ (LTM) Adjusted EBITDA (3) (x)	2.15	1.55	1.34	1.34
Investments	871.5	488.3	424.0	1,270.3

BUSINESS OUTLOOK

The global economy has been growing at 5% per year, the highest rate since 1976. This synchronized expansion has been accompanied by considerable pressure on the supply of mineral products and logistics infrastructure, especially due to intense consumption by China.

US GAAP

The US continues to lead the worldwide economic recovery, with GDP growth accelerating again in 3Q04, to an annual rate of 3.7%. After a brief period of slowdown, industrial production in Japan has shown signs of increased vitality in recent months. Japan’s Ministry of Economy, Trade and Industry (METI) forecasts steel production of 28.9 million tons in 4Q04, and 112.8 million tons in 2004, the highest annual volume since 1974.

In contrast, recovery in the Euro zone is very moderate, and still depends on export performance.

China, in accordance with its government’s objective of correcting imbalances in its economy, is showing macroeconomic performance indicators that suggest a process of soft landing.

The year-on-year rate of increase in bank credit in China is declining continuously – it reached 14% at the end of August, after a peak of 23.9% at the end of August 2003. Growth in fixed assets investment is also declining after a five-year peak in January of this year; and 12-month consumer price inflation shows signs of stabilizing at around 5.2% per year. Finally, annualized GDP growth, although still high, was 9.1% to the end of 3Q04, its lowest growth rate since 1Q03.

The recent increase in interest rates, in our view, aims to influence expectations, demonstrating to economic agents that the People’s Bank of China continues to have a firm determination to stabilize the economy – potentially facilitating this task. We see no significant reason to change our expectations for the future performance of the Chinese economy, and demand for ores and metals as a consequence of this movement.

Brazil has been posting annualized growth rates of more than 6% since 4Q03, and, in contrast to the successive shocks that slowed its performance in 1995–2002, its economy is now benefiting from the benign global scenario. The more stable domestic environment, created by appropriate macroeconomic policies, is creating the foundations to make the recovery sustainable.

The global economy is undergoing a new oil shock, apparently accompanied by a change in long-term equilibrium oil prices. Any correction of this situation will require efforts for conservation, and the development of alternative energy sources – significant results not being expected from either in the short term. We do, however, expect the impact on global growth and inflation to be very limited in comparison with the effects of similar shocks in the past. The credibility that the world’s principal central banks have won for combating inflation removes the stimulus to pass-through cost increases to prices, and makes the use of tight monetary policies – which could otherwise produce recessionary effects in the short term – unnecessary.

As with all economic cycles, the current expansion of the world economy, after a strong acceleration, is now entering a consolidation phase. Leading indicators of economic activity suggest growth rates should be lower in the future, but high enough to maintain the pressure on demand for ores and metals.

Significant growth in world steel production continues: 8.3% year-on-year in the first nine months of 2003, and 9.2% year-on-year in 3Q04.

China’s steel production in the first nine months of 2004, according to the International Iron and Steel Institute (IISI), was 191.6 million tons, 20% higher than in 9M03.

US GAAP

In the same nine-month period, China’s iron ore imports reached 151 million tons, a year-on-year increase of 40.4 million tons – or 36.5% – and 2.8 million tons more than in the whole of 2003.

There are no signs of a reduction in global demand; on the contrary, pressure on existing production capacity is stronger than last year. The market for fines, lumps and pellets continues to be firm, with strong demand in Asia, Europe and South America.

Simultaneously, with the continuing imbalance between global supply and demand for alumina, spot prices have again reached US$400 per ton FOB. The strong demand from China – which imported 4.43 million tons in the first nine months of this year – and problems on the supply side have increased relative scarcity. We expect this deficit to continue in 2005, helping to maintain a firm price level for producers.

IMPORTANT RECENT EVENTS

Among several important recent developments are (i) a forward split of our stock, and (ii) regularization of the situation of our Shareholder Debentures held by ADR holders.

Also important were (iii) signing of long-term contracts for the supply of iron ore and manganese ferro-alloys, and (iv) in terms of asset management, the startup of the Candonga hydroelectric power plant, and the sale of our stake in PPSA. Finally, (v) a cooperation agreement was signed with JBIC.

•	Stock split and shareholder debentures

The Extraordinary General Shareholders Meeting held on August 18 approved a three-for-one forward split of the company’s shares, to reposition the stock price after a substantial rise and facilitate transactions by retail investors. The company now has 1,165,677,168 shares, of which 749,949,429 are common shares and 415,727,739 are preferred shares.

The Central Bank of Brazil issued an authorization for investors who held shares in the company through ADRs on April 18, 1997 to regularize the registry of their Shareholder Debentures, issued by CVRD in 1997. This enables these investors who held CVRD’s ADRs prior to privatization to benefit freely from these assets – i.e., allowing these investors proper use of their rights.

•	Long-term contracts

In this quarter, CVRD signed three new long-term contracts for supply of iron ore:

(1)	Shougang Group of China – 11.3 million tons of iron ore over 2004–2012.

(2)	JFE Steel Corporation of Japan – 70 million tons of iron ore over 2005–2014.

(3)	Sumitomo Metals of Japan – 20 million tons of iron ore over 2005–2014.

In the last 12 months CVRD has signed contracts with clients for supply of a total of 555 million tons of iron ore and pellets over periods of up to 10 years. This helps establish a good degree of predictability for the future performance of the company’s sales, facilitating planning of expansion of production capacity.

The company also signed a contract for sale of manganese ferro-alloys to Corus, totaling annual supply of 30,000 tons over three years.

US GAAP

This contract represents a change in the paradigm of the commercial relationship in the global ferro-alloys market. Previously this raw material was supplied through spot market transactions. The change is very positive for suppliers and consumers, enabling the optimization of production planning.

•	Startup of the Candonga hydroelectric power plant

The Candonga power plant, with installed capacity of 140 MW and average output of 64.5 MW, equivalent to 565,020 MWh/year, started up commercial generation. CVRD’s share of this output is the same as its 50% share in the consortium that built the plant, and is being channeled to supply its operational units in the States of Minas Gerais and Espírito Santo.

This is the fourth CVRD project to start up in 2004. The others are Pier III of the Ponta da Madeira maritime terminal, iron ore capacity expansion at Carajás to 70 million tons/year, and the Sossego copper mine.

•	Sale of PPSA

CVRD sold all of its interest in PPSA to its subsidiary Caemi for US$117.8 million. The shares sold were 85.6% of PPSA’s voting stock and 82.0% of its total capital. The aim of the transaction was to consolidate the kaolin business in Caemi, which already operates in kaolin through Cadam. Completion of the sale is still subject to some conditions precedent.

•	Cooperation agreement with JBIC

The company signed a cooperation agreement with Japan Bank for International Cooperation (JBIC), to stimulate the flow of information on CVRD’s projects for expansion in infrastructure and mining. In the past, JBIC has taken part in the financing of projects that have been important for the growth of the company, and is consolidating its role as a source of long-term funding for the company for this purpose.

SALES VOLUME AND REVENUE

•	Record gross revenue: US$2.287 billion

CVRD’s gross operating revenue in 3Q04 was US$2.287 billion, a quarterly record for the company and 12.5% higher than in 2Q04.

The main factor in the US$254 million increase in revenue from 2Q04 was the expansion in unit volume, representing US$ 180 million (70.9% of the increase). The increase in prices was responsible for the remaining US$74 million.

Total revenue in the first nine months of this year reached US$6.051 billion, 57.0% higher than in 9M03 of US$3.855 billion.

Record shipments of iron ore and pellets

Sales of ferrous minerals – iron ore, pellets, manganese and ferro-alloys – produced revenue of US$1.579 billion in 3Q04, 69.0% of the company’s total revenue. Shipments of iron ore generated US$1.093 billion, pellets US$281 million, pelletizing plant operation services at Tubarão US$12 million, manganese ore US$20 million and ferro-alloys US$169 million.

US GAAP

The total revenue from sales to Europe, CVRD’s main market, was US$699 million, or 30.6% of the company’s total revenue. The domestic market contributed US$621 million (27.2% of the total), China US$277 million (12.1%), Japan US$200 million (8.7%), and the rest of Asia US$87 million (3.8%).

Shipments of iron ore and pellets totaled 60.453 million tons, 29.7% more than in 3Q03 and 8.3% higher than in 2Q04. In the first nine months of the year unit volume of iron ore and pellets reached 169.2 million tons – compared with 130.6 million in 9M03, representing an increase of 29.6%.

Sales of iron ore in 3Q04 were 53.606 million tons and sales of pellets were 6.847 million tons.

The company acquired 4.023 million tons of iron ore from mining companies operating in the “Iron Quadrangle”, in the state of Minas Gerais, to complement its own production and meet the growing demand from clients. These purchases were 11.5 million tons in the first nine months of the year, 59.2% higher than in 9M03.

The average sale price of iron ore was US$20.39 per ton and that of pellets was US$41.04 per ton.

The Chinese market, with 11.340 million tons, continues to be the main export destination for iron ore and pellets, accounting for 18.8% of CVRD’s volume sold in 3Q04. In the first nine months of 2004 sales to China reached 28.4 million tons against 19.3 million in 9M03. Germany accounted for 10.3%, Japan for 9.5%, and France for 4.7%. The domestic market accounted for 23.5% of CVRD’s sales.

Manganese ore sales, at 313 thousand tons in the quarter, were 31.5% higher year-on-year, and 54.2% higher than in 2Q04. The considerable expansion in manganese shipments, and the increase in average price – of 38.3% year-on-year, and 17.9% from 2Q04 – reflect the resumption of full production at the Azul mine in Carajás, and the strong global demand. Between January and August 2004, total Chinese manganese ore imports reached 2.9 million tons, an increase of 53.7% compared to the same period in 2003, which illustrates the strong global demand.

Sales of ferro-alloys, of 156 thousand tons, were 16.4% higher than in 3Q03 and 13.9% higher than in 2Q04. In the first nine months of the year shipments totaled 492 thousand tons, 40.6% higher year-on-year.

Revenue of US$327 million from aluminum products

The aluminum production chain – bauxite, alumina and primary aluminum – provided revenue of US$327 million, 13.1% higher than in 2Q04 and 14.3% of CVRD’s total revenue.

Alumina sales were 508 thousand tons, 51.2% more than in 2Q04 (336 thousand tons). On the other hand, sales in the first nine months of 2004 amounted to 1.326 million tons, compared to 1.897 million tons in the same period of 2003. This reduction can be explained by the swaps, which impacted sales positively last year. In counterbalance for the higher volumes computed last year, the total volume shipped this year might be lower than what would be possible according to the production level of Alunorte, that reached 1.905 million tons in September, 2004.

Average price for alumina shipments in 3Q04 was US$255.91, up 28.3% vis-à-vis 3Q03, and 3.6% from 2Q04.

Sales of primary aluminum, at 101 thousand tons, were 15.1% lower than in 2Q04 (119 thousand tons), due to temporal differences in shipment dates. Average sale price was US$1,752.48/ton, 6.4% higher than in 2Q04.

US GAAP

First full quarter of copper shipments

This was the first full quarter of shipments from the Sossego copper mine: 96 thousand tons of copper concentrate were sold, generating revenue of US$70 million.

Good performance in industrial minerals; record kaolin sales

Potash provided sales revenue of US$35 million, 1.5% of CVRD’s 3Q04 revenue, up 25.0% year-on-year, and 12.9% from the previous quarter.

The Taquari-Vassouras mine still has some operating restrictions since the capacity expansion project is in progress. As a result, there was a slight reduction in volumes sold in the quarter, from 161 thousand tons in 2Q04 to 166 thousand tons. The increase in revenue came from the increase in average price, to US$217.39 per ton in the quarter, reflecting the strong demand for the product. This is an increase of 53.7% vis-à-vis 3Q03, and 16.4% from 2Q04.

Kaolin sales produced revenue of US$41 million, 1.8% of CVRD’s total and 5.1% higher than in 2Q04, with record unit sales volume of 319 thousand tons, 8.9% higher than the 293 thousand tons sold in 2Q04. Increase in kaolin sales will be possible in the future by the use of the idle capacity of PPSA.

Logistics: record in railroad transportation, productivity gains and safety improvement

CVRD’s logistics services provided revenue of US$232 million in 3Q04, an increase of 45.9% from the US$159 million of 3Q03, and an increase of 5.5% from US$220 million in 2Q04. Logistic services provided 10.1% of the company’s revenue in the quarter.

Rail transportation of general cargo for clients on the Carajás Railroad (EFC), the Vitória-Minas Railroad (EFVM) and the Centro-Atlântica Railroad (FCA) contributed US$164 million, port services provided US$43 million and coastal shipping and port support services US$25 million.

CVRD’s railroads carried 7.968 billion ntk of general cargo for clients, 8.1% more than in 3Q03 and 4.4% higher than in 2Q04. The main cargos were steel industry raw materials and products (43.5%), farm products (35.5%) and fuels (9.8%).

In the 9M04, CVRD railroads transported 21.8 billion ntk compared to 19.9 ntk in 9M03.

Revenue per 1,000 ntk increased on the three railroads: on EFVM, from US$16.08 in 2Q04 to US$16.48 in 3Q04; on EFC, from US$13.94 to US$15.63, and on FCA from US$20.62 to US$20.80.

Both EFVM and EFC made productivity gains in locomotive operation: in ntk per HP, EFVM increased from 8.53 in 2Q04 to 9.11 in the third quarter; and EFC increased from 15.18 to 16.57. There was a small reduction in locomotive operational productivity in the FCA, from 1.33 in 2Q04 to 1.28 this quarter.

In energy efficiency, there was also progressive improvement. EFVM consumed 2.24 liters per gross ton-kilometer (gtk), and EFC consumed 1.40 liters/gtk – compared with 2.28 and 1.41 liters/gtk, respectively, in 2Q04. FCA showed a slight increase, from 7.55 in 2Q04 to 7.64 in 3Q04, but this is lower than its 1Q04 result of 7.79 liters/gtk.

US GAAP

One of the most important goals of CVRD in the railroad operation has been the increase in safety. Therefore, the comparison between the number of accidents which occurred in 2000 with the annualized numbers corresponding to the recorded accidents which occured in the first ten months of 2004 shows significant improvement: there was a reduction of 22.7% at FCA, 69.1% at EFVM and of 42.1% at EFC. The number of accidents is higher at FCA, where efforts are being undertaken to obtain significant improvement in its indices.

The company’s ports and port terminals handled 7.634 million tons of cargo for clients, in line with that of 2Q04.

VOLUME SOLD – IRON ORE AND PELLETS

’000 tons

	3Q03	2Q04	3Q04	9M04%
Iron ore	41,143	48,357	53,606	148,788	87.9
Pellets	5,475	7,459	6,847	20,431	12.1
Total	46,618	55,816	60,453	169,219	100.0

VOLUME SOLD — MINERALS AND METALS

’000 tons

	3Q03	2Q04	3Q04	9M04
Manganese	238	203	313	679
Ferro-alloys	134	137	156	492
Alumina	747	336	508	1,326
Primary Aluminum	54	119	101	317
Bauxite	520	365	652	1,562
Potash	198	166	161	465
Kaolin	182	293	319	897
Copper (concentrated)	—	34	96	130

IRON ORE AND PELLET SALES BY DESTINATION

’000 tons

	2Q04	3Q04	9M04%
EU	17,577	18,337	51,202	30.3
Germany	6,199	6,204	17,490	10.3
France	3,088	2,854	8,558	5.1
Belgium	2,047	2,285	6,001	3.5
Italy	1,883	2,012	6,060	3.6
Others	4,360	4,982	13,093	7.7
China	8,400	11,340	28,372	16.8
Japan	6,818	5,742	18,258	10.8
South Korea	1,823	2,813	7,137	4.2
Middle East	1,136	1,916	4,918	2.9
USA	1,755	1,333	4,083	2.4
RoW	4,322	4,791	13,943	8.2
Brazil	13,985	14,181	41,306	24.4
Total	55,816	60,453	169,219	100.0

LOGISTICS SERVICES

	3Q03	2Q04	3Q04	9M04
Railroads (million ntk)	7,371	7,632	7,968	21,836
Ports (thousand tons)	8,703	7,614	7,634	21,644

US GAAP

AVERAGE PRICES REALIZED

US$  per ton

	3Q03	2Q04	3Q04	9M04
Iron Ore	17.04	19.50	20.39	19.24
Pellets	37.44	40.89	41.04	39.60
Manganese	46.22	54.19	63.90	58.91
Ferro Alloys	500.00	1,007.30	1,083.33	855.69
Alumina	199.46	247.02	255.91	239.82
Aluminum	1,388.89	1,647.06	1,752.48	1,668.77
Bauxite	25.00	21.92	26.07	25.61
Potash	141.41	186.75	217.39	191.40
Kaolin	137.36	133.11	128.53	132.66
Copper Concentrated	—	705.88	729.17	723.08
Railroads Transportation (’000 NTK)	13.70	20.05	20.58	20.61

GROSS REVENUES BY PRODUCT

US$ million

	3Q03	2Q04	3Q04	9M04%
Ferrous Minerals	999	1,426	1,579	4,197	69.4
Iron Ore	701	943	1,093	2,862	47.3
Pellet plant operation services	12	14	12	38	0.6
Pellets	205	305	281	809	13.4
Manganese	11	11	20	40	0.7
Ferro-alloys	67	138	169	421	7.0
Others	3	15	4	27	0.4
Logistics Services	159	220	232	643	10.6
Railroads	101	153	164	450	7.4
Ports	40	45	43	126	2.1
Shipping	18	22	25	67	1.1
Aluminum Chain	243	289	327	896	14.8
Primary Aluminum	75	196	177	529	8.7
Alumina	149	83	130	318	5.3
Bauxite	13	8	17	40	0.7
Others	6	2	3	9	0.1
Non Ferrous Minerals	58	94	146	302	5.0
Gold	5	—	—	—	—
Potash	28	31	35	89	1.5
Kaolin	25	39	41	119	2.0
Copper	0	24	70	94	1.6
Others	24	4	3	13	0.2
Total	1,483	2,033	2,287	6,051	100.0

GROSS REVENUES BY DESTINATION

US$ million

	3Q03	2Q04	3Q04	9M04%
Domestic market	463	580	621	1,689	27.9
External market	1,020	1,453	1,666	4,362	72.1
USA	53	58	118	255	4.2
Europe	415	706	699	1,927	31.8
Japan	115	197	200	568	9.4
Emerging Asian	73	87	87	271	4.5
China	190	203	277	651	10.8
Rest of the World	174	202	285	690	11.4
Total	1,483	2,033	2,287	6,051	100.0

US GAAP

•	Record operating earnings: US$886 million

3Q04 operating earnings, measured as adjusted EBIT, reached US$886 million, a new record: 6.5% higher than the previous record of US$832 million of 2Q04 – and 76.8% higher than the US$501 million of 3Q03.

In the first nine months of 2004, the operating earnings reached US$2.301 billion, a growth of 83.8% vis-a-vis the US$1.252 billion reached in the first nine months of 2003.

Adjusted EBIT margin was 40.8%, 250 bp less than the record 43.3% margin of 2Q04, and 580 bp above the 35.0% of a year earlier (3Q03).

EBIT was US$54 million higher than in the prior quarter, reflecting the increase of US$253 million in net revenue, partially offset by the US$141 million increase in cost of goods sold (COGS).

Fundamentally, the increase in COGS resulted from the production expansion and the marginal impact of the real appreciation during the period as most of CVRD’s costs are real-denominated. The main causes of the increase in COGS from 2Q04 to 3Q04 were: (a) increase of US$46 million on cost of outsourced services; (b) increase of US$24 million on material; (c) US$19 million increase in acquisition of other products; (d) increase of US$10 million in depreciation and exhaustion.

COGS BREAKDOWN

US$ million

	3Q03%		2Q04%		3Q04%
Personnel	74	9.1	92	10.1	98	9.3
Material	104	12.7	149	16.3	173	16.4
Fuel	90	11.2	102	11.2	119	11.3
Outsourced Services	150	18.5	178	19.5	224	21.3
Acquisition of Iron Ore and Pellets	87	10.7	116	12.7	123	11.7
Acquisition of Other Products	175	21.6	83	9.1	102	9.7
Depreciation and Exhaustion	63	7.8	85	9.3	95	9.0
Electrical Energy	38	4.7	68	7.5	67	6.4
Others	31	3.8	39	4.3	52	4.9
Total	812	100.0	912	100.0	1,053	100.0

Demurrage expenses, an indicator of the disequilibrium between global iron ore supply and demand, reached US$14 million in the 3Q04, amounting to US$40 million in the first nine months of 2004, compared to US$29 million in the first nine months of last year.

Three other factors had a negative effect on operating earnings from 2Q04 to 3Q04. First, other operational expenses increased US$43 million, on provisions for tax-related contingencies. Second, research and development expenses increased US$9 million, reflecting the acceleration of the company’s mineral exploration program. Third, sales, general and administrative expenses increased US$6 million accompanying the increase in production and sales.

Adjusted EBIT margin in the ferrous minerals division was 45.0%, 80 bp less than the 45.8% adjusted EBIT margin of 2Q04, and 610 bp higher than in 3Q03.

The adjusted EBIT margin of the aluminum business was 44.4%, close to the record margin of 47.5% obtained in 2Q04, which was due not only to price increases but also to operational excellence.

US GAAP

Adjusted EBIT margin in logistics services was 27.2%, 90 bp lower than the 28.1% achieved in 2Q04 and 310 bp lower than the 3Q03 adjusted EBIT margin of 30.3%.

OPERATING MARGINS BY BUSINESS AREA – Adjusted EBIT MARGIN

	3Q03	2Q04	3Q04	9M04
Ferrous Minerals	38.9%	45.8%	45.0%	43.0%
Aluminum	22.1%	47.5%	44.4%	44.3%
Logistics	30.3%	28.1%	27.2%	26.7%
Total	35.0%	43.3%	40.8%	40.0%

QUARTERLY CASH FLOW SURPASSES THE ONE BILLION DOLLAR MARK

Cash flow, measured as adjusted EBITDA was US$1.007 billion, the first time in CVRD’s history that its quarterly cash flow has exceeded US$1 billion. This new record is a symbol of the change in the scale of CVRD’s operations and efficiency standards.

Also, this record took place in a quarter when the Brazilian currency, the Real, appreciated against the US dollar, a negative factor in the dollar-denominated value for adjusted EBITDA.

Adjusted EBITDA in the 12 months to September 30, 2004 was US$3.289 billion. 3Q04 is the tenth successive quarter in which CVRD posted growth in LTM adjusted EBITDA – which was 64.5% higher than that of 3Q03.

The increase of US$36 million in adjusted EBITDA from 2Q04 to 3Q04 basically reflects: the US$54 million increase in adjusted EBIT, the US$23 million increase in depreciation, amortization and depletion, partially offset by the US$41 million reduction in dividends received.

In 3Q04 CVRD received dividends of US$19 million, from Samarco, vis-à-vis US$60 million in 2Q04.

The business areas contributed to the company’s adjusted EBITDA in the quarter in the following proportions: ferrous minerals 71.7%, aluminum 15.1%, logistics 9.9% and non-ferrous minerals 3.3%.

ADJUSTED EBITDA

US$ million

	3Q03	2Q04	3Q04
Net Operating Revenues	1,432	1,920	2,173
COGS	(812)	(912)	(1,053)
S,G &A	(74)	(106)	(112)
Research and Development	(22)	(27)	(36)
Other Operating Expenses	(23)	(43)	(86)
Adjusted EBIT	501	832	886
Depreciation, Amortization & Exhaustion	63	79	102
Dividends Received	66	60	19
Adjustment for Non-recurring Items (asset impairment)	—	—	—
Adjusted EBITDA	630	971	1,007

US GAAP

ADJUSTED EBITDA BY BUSINESS AREA

US$ million

	3Q03%		2Q04%		3Q04%
Ferrous Minerals	453	71.9	678	69.8	722	71.7
Non- Ferrous Minerals	21	3.3	28	2.9	33	3.3
Logistics	53	8.4	99	10.2	100	9.9
Aluminum	65	10.3	164	16.9	152	15.1
Others	38	6.0	2	0.2	—	—
Total	630	100.0	971	100.0	1,007	100.0

NET EARNINGS REACHED AN ALL-TIME HIGH: US$943 MILLION

CVRD’s 3Q04 net earnings of US$943 million were 101.5% higher than in 3Q03 (US$468 million), and up 87.1% from 2Q04 (US$504 million).

3Q04 earnings were positively influenced by a US$314 million profit on the sale of the 20.11% interest in CST (4.42% of CST’s voting stock and 29.96% of its non-voting stock). The sale of CVRD’s remaining 7.91% stake in CST will take place until May 2005, as announced in the press release published on June 28, 2004.

Other than this capital gain, the increase in net earnings from 2Q04 to 3Q04 reflect: (a) a US$54 million increase in operating earnings; and (b) an increase of US$322 million in the result of monetary and exchange rate variation, derived from the appreciation of the Real.

On the other hand, factors reducing the 3Q04 net earnings were:

(a) US$160 million increase in income tax and social contribution;

(b) Reduction of approximately US$23 million in equity income, from US$150 million in 2Q04 to US$127 million in 3Q04.

(c) US$68 million increase in net financial expenses.

The fall in equity income is due to the reduction in the participation in CST. The contribution from the participations in steel industry decreased from US$92 million in the 2Q04 to US$50 million in 3Q04, while those of the aluminum and iron ore/pellet participations increased, respectively, from US$18 million and US$32 million in 2Q04 to US$20 million and US$50 million in 3Q04.

Losses of US$36 million were realized in 3Q04 on hedge transactions to protect against market risks (volatility of FX rates, interest rates and commodity prices). In 2Q04, hedge transactions produced a gain of US$23 million.

RESULTS FROM SHAREHOLDINGS

US$ million

	3Q03	2Q04	3Q04
Steel	26	92	50
Aluminum, Alumina and Bauxite	27	18	20
Logistics	(4)	8	8
Iron Ore and Pellets	35	32	50
Others	5	—	(1)
Total	89	150	127

US GAAP

DEBT: LEVERAGE AND COVERAGE INDICES CONTINUE TO IMPROVE

CVRD’s total debt on September 30, 2004 was US$4.418 billion, US$96 million less than the US$4.514 billion outstanding as of June 30, 2004.

Short-term debt was reduced by US$43 million from the end of 2Q04, and long-term debt by US$53 million. In percentage terms short-term debt was significantly reduced from 32.0% of total debt at the end of 3Q03, to 22.2% at the end of 3Q04.

Net debt (4) fell substantially, from US$3.455 billion at the end of June to US$2.479 billion on September 30, 2004. This was due to the increase in the cash balance which was generated by the strong cash flow from operations during the quarter, of US$1.1 billion, and the proceeds from the sale of shares of CST of US$415 million. Such cash position should change as a result of the payment of dividends at the end of October 2004.

Due to the considerable increase in 12-month rolling adjusted EBITDA, which was US$3.289 billion at the end of September, the leverage ratio total debt / LTM adjusted EBITDA fell to 1.34x at end of 3Q04, and total debt / enterprise value(5) was 16.2%, vis-à-vis 21.7% at the end of 2Q04.

There was a strong improvement in interest coverage as well, measured as LTM adjusted Ebitda / LTM interest payments (6), from 11.51x at the end of 2003 to 13.00x at the end of 3Q04.

FINANCIAL EXPENSES

US$ million

Financial Expenses on:	2Q04	3Q04
Local Debt	(12)	(12)
External Debt	(67)	(49)
Debt with Related Parties	(5)	(3)
Total Debt-related Financial Expenses	(84)	(64)

Gross Interest on:	2Q04	3Q04
Tax and Labour Contingencies	(9)	(11)
Tax on Financial Transactions (CPMF)	(14)	(9)
Derivatives	23	(36)
Others	(22)	(45)
Total Gross Interest	(22)	(101)
Total	(106)	(165)

DEBT INDICATORS

US$ million

	3Q03	2Q04	3Q04
Gross Debt	4,304	4,514	4,418
Net Debt	2,964	3,455	2,479
Total Debt / LTM Adjusted EBITDA (x)	2.15	1.55	1.34
LTM Adjusted EBITDA / LTM Interest Expenses (x)	10.15	12.94	13.00
Total Debt / EV (x)	0.24	0.22	0.16

Enterprise Value = market capitalization + net debt

US GAAP

SOWING SEEDS FOR FUTURE GROWTH: CAPEX OF US$424 MILLION

CVRD’s capital expenditure totaled US$424 million in 3Q04, and US$1,270.3 billion in the first nine months of the year.

The figures on capital expenditure are preliminary and subject to revision due to the implementation of the Enterprise Resource Planning system, as informed in the 2003 20-F report.

US$238.1 million was allocated to growth capex, of which US$21.5 million was spent in mineral exploration, and US$185.9 million was allocated to maintenance of existing operations (“stay-in-business capex”). For the first nine months of 2004, growth capex was US$798.4 million and stay in business capex, US$471.9 million.

Of the amount invested in mineral exploration on 3Q04, 39.7% was spent in the Brazilian state of Pará (including Carajás), 22.3% in Minas Gerais, 6.3% in Piauí, 4.8% in other Brazilian states, and 26.9% in other countries. Exploration efforts in the quarter were primarily directed to prospecting for copper, nickel, gold, bauxite and manganese.

All the projects that are being developed by the company are progressing according to their established timetables. Furthermore, all the projects to expand production capacity in iron ore and alumina that are currently in progress are supported by medium and long-term sales contracts.

In 2004 CVRD concluded the Sossego Copper Mine, the expansion of iron ore production at Carajás to 70 million tons, the Pier III Maritime Terminal at the Ponta da Madeira Port, and the Candonga hydroelectric power plant.

•	Projects under development

		Realized,
		US million
Area	Project	1Q04	2Q04	3Q04	9M04	Status
Ferrous Minerals	Carajás iron ore mine: expansion to 85 Mtpa – Northern System	2	24	10	36	Scheduled for completion in 2006, this project will add 15 million tons/year to CVRD’s output capacity. Completion of Phase II of Pier III of the Ponta da Madeira port terminal which consists of the implementation of a shiploader is scheduled for July 2005. Work on the processing plant is already in progress.

	Brucutu iron ore mine: Phase I – Southern System	2	10	7	19	Brucutu, which is not a modular project, is expected to produce 4 million tons this year. Phase I will be completed in 2006, bringing nominal production capacity to 12 million tons/year.

	Fábrica Nova iron ore mine – Southern System	3	7	9	19	Completion of first phase, scheduled for 2Q05, will increase nominal production capacity to 10 million tons/year. Startup of second phase is scheduled for 2007, increasing output to 15 million tons/year.

	Itabira iron ore mines expansion – Southern System	4	4	4	12	Production capacity expansion, and modernization, will increase nominal output of the Itabira operation by 3 million tons/year, to 46 million tons/year. Completion scheduled for 2006.

US GAAP

		Realized,
		US million
Area	Project	1Q04	2Q04	3Q04	9M04	Status
Non-ferrous minerals	Taquari-Vassouras potash mine: expansion	16	5	5	26	Expansion works are about 81% complete. Start up of the expansion is scheduled for the second half of 2005.

	Alunorte: Stages 4 and 5	23	36	44	103	The project for construction of these modules will increase refining production capacity to 4.2 million tons/year. Completion scheduled for 2006. Total cost is US$582.7 million.

Aluminum	Paragominas I	2	2	6	10	The startup of the operation is scheduled for the end of 2006, with anual production capacity of 9.0 million tons of bauxite. The basic plant and duct project has already been concluded and the pilot plant already had its startup. The environmental licenses for the development of the mine and the duct have already been obtained. 40,000 tons of pipes for the construction of the duct have already been purchased. The earthwork on the location of the beneficiation plant and support areas to the operation have taken place. The total cost of the project is US$353 million.

Logistics	EFVM, EFC, FCA: rolling stock	85	100	55	240	2,724 wagons were received in the first nine months of 2004 – 1,546 to carry iron ore, 1,178 for general cargo – and 71 locomotives.

Power Generation	Aimorés hydroelectric power plant	11	5	4	20	This plant located on the Doce River in Minas Gerais state will have 330MW generation capacity. Startup is scheduled for July 2005.

	Capim Branco I e II hydroelectric power plants	6	9	13	28	Both are on the Araguari River in Minas Gerais state. They will have generation capacity of 240MW and 210MW respectively. Both are scheduled for start up in 2006.

SELECTED FINANCIAL INDICATORS FOR THE MAIN NON-CONSOLIDATED AFFILIATES AND JOINT VENTURES

Selected financial indicators for the Company’s main non-consolidated affiliates and joint ventures are available on CVRD’s Quarterly Financial Statements, on the Company’s website, www.cvrd.com.br, investor relations.

CONFERENCE CALL/WEBCAST

On Friday, November 12, CVRD will be holding a conference call/webcast at 12:00 pm, local time (Rio de Janeiro, Brazil), 9:00 am United States Eastern Standard Time and 2:00 pm British Standard Time. Instructions to participate in these events are available on CVRD’s website, www.cvrd.com.br, investor relations. A recording of CVRD’s conference call/webcast will be available for a period of 90 days after November 12, 2004.

US GAAP

FINANCIAL STATEMENTS

US$ million

	3Q03	2Q04	3Q04
Gross operating revenues	1,483	2,033	2,287
Taxes	(51)	(113)	(114)
Net Operating Revenue	1,432	1,920	2,173
Cost of Goods Sold	(812)	(912)	(1,053)
Gross Profit	620	1,008	1,120
Gross Margin (%)	43.3	52.5	51.5
Selling, General and Administrative Expenses	(74)	(106)	(112)
Research and Development Expenses	(22)	(27)	(36)
Employee Profit-Sharing	(2)	(17)	(17)
Others	(21)	(26)	(69)
Operating Profit	501	832	886
Financial Revenues	27	19	10
Financial Expenses	(83)	(106)	(165)
Monetary Variation	(57)	(245)	77
Gains on Sale of Affiliates	—	—	314
Tax and Social Contribution (Current)	41	(41)	(285)
Tax and Social Contribution (Deferred)	(41)	(23)	61
Equity Income and Provision for Losses	89	150	127
Accounting Changes for Asset Write-offs	—	—	—
Minority Shareholding Participation	(9)	(82)	(82)
Net Earnings	468	504	943
Earnings per Share (US$)	0.41	0.44	0.82

BALANCE SHEET

US$ million

	09/30/03	06/30/04	09/30/04
Assets
Current	3,139	3,069	4,246
Long-term	1,483	1,527	1,694
Fixed	6,878	7,838	8,780
Total	11,500	12,434	14,720
Liabilities
Current	2,602	1,980	2,600
Long Term	4,257	5,275	5,640
Shareholders’ Equity	4,641	5,179	6,480
Paid-up Capital	3,367	3,707	3,707
Reserves	1,274	1,472	2,773
Total	11,500	12,434	14,720

US GAAP

CASH FLOW STATEMENT

US$ million

	3Q03	2Q04	3Q04
Cash flows from operating activities:
Net income	468	504	943
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	63	79	102
Dividends received	66	60	19
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(89)	(150)	(127)
Deferred income taxes	41	23	(61)
Gain on sale of investment	—	—	(314)
Pension plan	3	3	3
Foreign exchange and monetary losses	13	291	(118)
Net unrealized derivative losses	21	(22)	36
Minority interest	9	82	82
Financial Expenses	(6)	27	42
Others	(14)	24	64
Decrease (increase) in assets:
Accounts receivable	(24)	(132)	—
Inventories	(27)	(67)	(39)
Others	(1)	67	(44)
Increase (decrease) in liabilities:
Suppliers	(2)	(59)	26
Payroll and related charges	(15)	(18)	27
Income Tax	—	—	370
Others	(71)	(12)	96
Net cash provided by operating activities	435	700	1,107
Cash flows from investing activities:
Loans and advances receivable	36	3	(9)
Guarantees and deposits	78	(18)	(48)
Additions to investments	(8)	(6)	(4)
Additions to property, plant and equipment	(443)	(416)	(348)
Proceeds from disposals of investment	21	—	—
Net cash used to acquire subsidiaries	(426)	—	415
Net cash used in investing activities	(742)	(437)	6
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(4)	(44)	40
Loans	46	2	13
Long-term debt	779	227	43
Repayments of long-term debt	(139)	(201)	(225)
Interest attributed to stockholders	(33)	(269)	—
Net cash used in financing activities	649	(285)	(129)
Increase (decrease) in cash and cash equivalents	342	(22)	984
Effect of exchange rate changes on cash and cash equivalents	(14)	(2)	(104)
Cash and cash equivalents, beginning of period	1,012	1,083	1,059
Cash and cash equivalents, end of period	1,340	1,059	1,939
Cash paid during the period for:
Interest on long-term debt	(54)	(51)	(82)
Non-cash transactions
Conversion of loans receivable to investments	9	—	—

US GAAP

APPENDIX

Reconciliation of “non-GAAP” information with corresponding US GAAP figures

(1) Adjusted EBIT

US$ million

	3Q03	2Q04	3Q04
Net operating revenues	1,432	1,920	2,173
COGS	(812)	(912)	(1,053)
SG&A	(74)	(106)	(112)
Research & Development	(22)	(27)	(36)
Other operating expenses	(23)	(43)	(86)
Adjusted EBIT	501	832	886

(2) Adjusted EBITDA

The term “EBITDA” refers to a financial measure that is defined as earnings (losses) before interest, taxes, depreciation and amortisation; we use the term “Adjusted EBITDA” to reflect that our financial measure also excludes monetary gains/losses, equity in results of affiliates and joint ventures less dividends received from those companies, changes in provision for losses on equity investments, adjustments for changes in accounting practices, minority interests and non-recurring expenses. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

RECONCILIATION BETWEEN ADJUSTED EBITDA VS. OPERATING CASH FLOW

US$ million

	3Q03	2Q04	3Q04
Operating cash flow	435	700	1,107
Income tax	(41)	41	285
Monetary and Foreign Exchange Losses	44	(46)	41
Financial Expenses	62	60	113
Net Working Capital	140	221	(436)
Others	(10)	(5)	(103)
Adjusted EBITDA	630	971	1,007

(3) Gross debt Debt / last 12 months Adjusted EBITDA

	3Q03	2Q04	3Q04
Total Debt / LTM Adjusted EBITDA (x)	2.15	1.55	1.34
Total Debt / LTM Operating cash flow (x)	2.46	2.01	1.51

US GAAP

(4) Net Debt

RECONCILIATION BETWEEN GROSS DEBT VS. NET DEBT

US$ million

	3Q03	2Q04	3Q04
Gross Debt	4,304	4,514	4,418
Cash and cash equivalents	1,340	1,059	1,939
Net Debt	2,964	3,455	2,479

(5) Total Debt / Enterprise Value

	3Q03	2Q04	3Q04
Total Debt / EV (x)	0.24	0.22	0.16
Total Debt / Total Assets (x)	0.37	0.36	0.30

Entreprise Value = net debt + market capitalization

(6) LTM Adjusted EBITDA / LTM interest expenses

	3Q03	2Q04	3Q04
LTM Adjusted EBITDA / LTM interest expenses (x)	10.15	12.94	13.00
LTM Operating income / LTM interest expenses (x)	8.09	10.26	10.64

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Report of PricewaterhouseCoopers Auditores Independentes	F-2
Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003	F-3
Consolidated Statements of Income for the three-month periods ended September 30, 2004 and 2003 and June 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003	F-5
Consolidated Statements of Cash Flows for the three-month periods ended September 30, 2004 and 2003 and June 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003	F-6
Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended September 30, 2004 and 2003 and June 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003
F-7
Notes to the Condensed Consolidated Financial Information	F-8
Supplemental Financial Information	S-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of September 30, 2004, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended September 30 and June 30, 2004 and September 30, 2003 and for the nine-month periods ended September 30, 2004 and 2003, respectively. This interim financial information is the responsibility of the Company’s management. The unaudited financial information of certain affiliates, the equity in earnings which total US$15 million and US$37 million for the three and nine-month periods ended September 30, 2003, respectively, were reviewed by other independent accountants whose reports thereon have been furnished to us.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of the other accountants, we are not aware of any material modifications that should be made to the condensed consolidated interim financial information referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2003, and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for the year then ended (not presented herein) and in our report dated February 20, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003 and, as discussed in Note 5 to the financial statements, the Company also changed its accounting policy for consolidation of variable interest entities as from January 1, 2004.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
November 10, 2004

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	September	December 31,
	30, 2004	2003
	(unaudited)
Assets
Current assets
Cash and cash equivalents	1,939	585
Accounts receivable
Related parties	165	115
Unrelated parties	809	703
Loans and advances to related parties	48	56
Inventories	701	505
Deferred income tax	130	91
Others	454	419

	4,246	2,474

Property, plant and equipment, net and mining rights	7,727	6,484
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,053	1,034
Other assets
Goodwill on acquisition of subsidiaries	455	451
Loans and advances
Related parties	32	40
Unrelated parties	72	68
Prepaid pension cost	73	82
Deferred income tax	409	234
Judicial deposits	472	407
Unrealized gain on derivative instruments	1	5
Others	180	155

	1,694	1,442

TOTAL	14,720	11,434

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

(Continued)

	September	December
	30, 2004	31, 2003
	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	422	482
Payroll and related charges	118	78
Interest attributed to stockholders	287	118
Provision for income taxes	371	21
Current portion of long-term debt - unrelated parties	719	1,009
Short-term debt	201	129
Loans from related parties	62	119
Others	420	297

	2,600	2,253

Long-term liabilities
Employees post-retirement benefits	212	198
Long-term debt - unrelated parties	3,434	2,767
Loans from related parties	2	4
Provisions for contingencies (Note 11)	788	635
Unrealized loss on derivative instruments	165	96
Others	383	268

	4,984	3,968

Minority interests	656	329

Stockholders’ equity
Preferred class A stock - 1,800,000,000 no-par-value shares authorized and 415,727,739 issued	1,176	1,055
Common stock - 900,000,000 no-par-value shares authorized and 749,949,429 issued	2,121	1,902
Treasury stock - 11,967 (2003 - 12,549) preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive loss	(4,214)	(4,375)
Appropriated retained earnings	2,719	3,035
Unappropriated retained earnings	4,268	2,857

	6,480	4,884

TOTAL	14,720	11,434

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Nine months ended
	Three-month periods ended			September 30
	September	June 30,	September
	30, 2004	2004	30, 2003	2004	2003
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	1,386	1,262	918	3,709	2,425
Kaolin	41	39	25	119	55
Manganese and ferroalloys	193	164	81	488	245
Potash	35	31	28	89	70
Copper	70	24	—	94	—
Others	—	—	5	—	21

	1,725	1,520	1,057	4,499	2,816
Revenues from logistic services	232	220	159	643	412
Aluminum products	327	289	243	896	598
Other products and services	3	4	24	13	29

	2,287	2,033	1,483	6,051	3,855
Value-added tax	(114)	(113)	(51)	(302)	(143)

Net operating revenues	2,173	1,920	1,432	5,749	3,712

Operating costs and expenses
Cost of ores and metals sold	(751)	(647)	(530)	(2,041)	(1,396)
Cost of logistic services	(126)	(117)	(89)	(358)	(232)
Cost of aluminum products	(174)	(143)	(185)	(464)	(484)
Others	(2)	(5)	(8)	(10)	(11)

	(1,053)	(912)	(812)	(2,873)	(2,123)
Selling, general and administrative expenses	(112)	(106)	(74)	(319)	(168)
Research and development	(36)	(27)	(22)	(86)	(45)
Employee profit sharing plan	(17)	(17)	(2)	(47)	(23)
Others	(69)	(26)	(21)	(123)	(101)

	(1,287)	(1,088)	(931)	(3,448)	(2,460)

Operating income	886	832	501	2,301	1,252

Non-operating income (expenses)
Financial income	10	19	27	41	84
Financial expenses	(165)	(106)	(83)	(413)	(229)
Foreign exchange and monetary gains (losses), net	77	(245)	(57)	(210)	250
Gain on sale of investments	314	—	—	314	—

	236	(332)	(113)	(268)	105

Income before income taxes, equity results and minority interests	1,122	500	388	2,033	1,357

Income taxes
Current	(285)	(41)	41	(423)	(100)
Deferred	61	(23)	(41)	70	(131)

	(224)	(64)	—	(353)	(231)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	127	150	89	363	218
Minority interests	(82)	(82)	(9)	(191)	(56)

Income from continuing operations	943	504	468	1,852	1,288

Change in accounting pratice for asset retirement obligations (Note 4)	—	—	—	—	(10)

Net income for the period	943	504	468	1,852	1,278

Basic earnings per Preferred Class A Share	0.82	0.44	0.41	1.61	1.11

Basic earnings per Common Share	0.82	0.44	0.41	1.61	1.11

Weighted average number of shares outstanding (thousands of shares)
Common shares	735,804	735,804	735,804	735,804	735,804
Preferred Class A shares	415,714	415,713	415,713	415,713	415,713

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

				Nine months ended
	Three-month periods ended			September 30
	September	June 30,	September
	30, 2004	2004	30, 2003	2004	2003
Cash flows from operating activities:
Net income	943	504	468	1,852	1,278
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	102	79	63	280	160
Dividends received	19	60	66	140	138
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(127)	(150)	(89)	(363)	(218)
Deferred income taxes	(61)	23	41	(70)	131
Gain on sale of investment	(314)	—	—	(314)	—
Impairment of property, plant and equipment	—	—	—	—	12
Change in accounting pratice for asset retirement obligations (Note 4)	—	—	—	—	10
Pension plan	3	3	3	9	8
Foreign exchange and monetary losses (gains)	(118)	291	13	218	(386)
Net unrealized derivative losses (gains)	36	(22)	21	68	23
Minority interests	82	82	9	191	56
Interest payable, net	42	27	(6)	55	10
Others	64	24	(14)	67	(15)
Decrease (increase) in assets:
Accounts receivable	—	(132)	(24)	(155)	105
Inventories	(39)	(67)	(27)	(121)	(30)
Others	(44)	67	(1)	(2)	21
Increase (decrease) in liabilities:
Suppliers	26	(59)	(2)	(58)	(67)
Payroll and related charges	27	(18)	(15)	6	(8)
Income Taxes	370	—	—	370	—
Others	96	(12)	(71)	231	25

Net cash provided by operating activities	1,107	700	435	2,404	1,253

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(6)	(6)	(15)	(12)	(92)
Repayments	—	5	33	46	62
Others	(3)	4	18	16	35
Guarantees and deposits	(48)	(18)	78	(90)	(86)
Additions to investments	(4)	(6)	(8)	(19)	(69)
Additions to property, plant and equipment	(348)	(416)	(443)	(1,145)	(949)
Proceeds from disposal of investments	415	—	21	415	58
Cash used to acquire subsidiaries, net of cash acquired	—	—	(426)	—	(426)

Net cash used in investing activities	6	(437)	(742)	(789)	(1,467)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	40	(44)	(4)	40	(37)
Loans
Related parties
Additions	15	3	48	21	48
Repayments	(2)	(1)	(2)	(9)	(24)
Issuances of long-term debt
Related parties	—	—	—	—	2
Others	43	227	779	935	996
Repayments of long-term debt
Related parties	(3)	—	—	(3)	(4)
Others	(222)	(201)	(139)	(893)	(415)
Interest attributed to stockholders	—	(269)	(33)	(269)	(248)

Net cash provided by (used in) financing activities	(129)	(285)	649	(178)	318

Increase (decrease) in cash and cash equivalents	984	(22)	342	1,437	104
Effect of exchange rate changes on cash and cash equivalents	(104)	(2)	(14)	(109)	99
Initial cash in new consolidated subsidiary	—	—	46	26	46
Cash and cash equivalents, beginning of period	1,059	1,083	966	585	1,091

Cash and cash equivalents, end of period	1,939	1,059	1,340	1,939	1,340

Cash paid during the period for:
Interest on short-term debt	—	—	—	(2)	(7)
Interest on long-term debt	(82)	(51)	(54)	(213)	(140)
Income tax	—	—	(6)	—	(39)
Non-cash transactions
Conversion of loans receivable to investments	—	—	9	—	96

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

				Nine months ended September
	Three-month periods ended			30
	September 30,	June	September 30,
	2004	30, 2004	2003	2004	2003
Preferred class A stock (including one special share)
Beginning of the period	1,176	1,055	1,055	1,055	904
Transfer from appropriated retained earnings	—	121	—	121	151

End of the period	1,176	1,176	1,055	1,176	1,055

Common stock
Beginning of the period	2,121	1,902	1,902	1,902	1,630
Transfer from appropriated retained earnings	—	219	—	219	272

End of the period	2,121	2,121	1,902	2,121	1,902

Treasury stock
Beginning and end of the period	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498

Other cumulative comprehensive loss
Cumulative translation adjustments
Beginning of the period	(4,757)	(4,480)	(4,406)	(4,449)	(5,185)
Change in the period	461	(277)	(67)	153	712

End of the period	(4,296)	(4,757)	(4,473)	(4,296)	(4,473)

Unrealized gain on available-for-sale securities
Beginning of the period	61	77	18	74	—
Change in the period	21	(16)	(4)	8	14

End of the period	82	61	14	82	14

Adjustments relating to investments in affiliates
Beginning and end of the period	—	—	10	—	10

Total other cumulative comprehensive loss	(4,214)	(4,696)	(4,449)	(4,214)	(4,449)

Appropriated retained earnings
Beginning of the period	2,501	3,016	2,292	3,035	2,230
Transfer (to) from retained earnings	218	(175)	(41)	24	444
Transfer to capital stock	—	(340)	—	(340)	(423)

End of the period	2,719	2,501	2,251	2,719	2,251

Retained earnings
Beginning of the period	3,667	3,119	3,281	2,857	3,288
Net income	943	504	468	1,852	1,278
Interest attributed to stockholders
Preferred class A stock	(45)	(48)	(115)	(151)	(235)
Common stock	(79)	(83)	(203)	(266)	(415)
Appropriation (to) from reserves	(218)	175	41	(24)	(444)

End of the period	4,268	3,667	3,472	4,268	3,472

Total stockholders’ equity	6,480	5,179	4,641	6,480	4,641

Comprehensive income is comprised as follows:
Net income for the period	943	504	468	1,852	1,278
Cumulative translation adjustments	461	(277)	(67)	153	712
Unrealized gain (loss) on available-for-sale securities	21	(16)	(4)	8	14

Total comprehensive income	1,425	211	397	2,013	2,004

Shares
Preferred class A stock (including one special share)	415,727,739	415,727,739	415,727,739	415,727,739	415,727,739

Common stock	749,949,429	749,949,429	749,949,429	749,949,429	749,949,429

Treasury stock (1)
Beginning of the period	(14,158,059)	(14,158,059)	(14,158,707)	(14,158,059)	(14,158,953)
Change in the period	582	—	648	582	894

End of the period	(14,157,477)	(14,158,059)	(14,158,059)	(14,157,477)	(14,158,059)

	1,151,519,691	1,151,519,109	1,151,519,109	1,151,519,691	1,151,519,109

Interest attributed to stockholders (per share)
Preferred class A stock (including one special share)	0.11	0.11	0.28	0.36	0.56
Common stock	0.11	0.11	0.28	0.36	0.56

(1)	As of September 30, 2004, 14,145,510 common shares and 11,967 preferred shares were held in treasury in the amount of $88. The 14,145,510 common shares guarantee a loan of our subsidiary Alunorte.

See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States dollars, unless otherwise stated (Unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity
Alumina do Norte do Brasil S.A. - Alunorte	57	Brazil	Aluminum
Alumínio Brasileiro S.A. - Albras (8)	51	Brazil	Aluminum
CADAM S.A (CADAM) (2) (4)	37	Brazil	Kaolin
CELMAR S.A. - Indústria de Celulose e Papel (3)	100	Brazil	Forestry
CVRD Overseas Ltd.	100	Cayman Island	Trading
Ferrovia Centro-Atlântica S.A. (4)	100	Brazil	Logistics
Ferteco Mineração S.A. - FERTECO (3)	100	Brazil	Iron ore and Pellets
Itabira Rio Doce Company Ltd. - ITACO	100	Cayman Island	Trading
Mineração Serra do Sossego S.A. (5)	100	Brazil	Copper
Minerações Brasileiras Reunidas S.A. - MBR (4) (7)	56	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. - DOCENAVE	100	Brazil	Shipping
Pará Pigmentos S.A.	76	Brazil	Kaolin
Rio Doce International Finance Ltd. - RDIF	100	Bahamas	International finance
Rio Doce Manganês S.A. (6)	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe - RDME	100	France	Ferroalloys
Rio Doce Manganese Norway - RDMN	100	Norway	Ferroalloys
Salobo Metais S.A. (1)	100	Brazil	Copper
Urucum Mineração S.A.	100	Brazil	Iron ore, Ferroalloys and
			Manganese

(1)	Development stage companies

(2)	Through Caemi Mineração e Metalurgia S.A. (CAEMI)

(3)	Merged with CVRD on August 29, 2003

(4)	Consolidated as from September 2003

(5)	Merged with CVRD on December 30, 2003

(6)	Formerly Sibra-Eletrosiderúrgica Brasileira S.A.

(7)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.

(8)	Consolidated as from January 1, 2004 (See Note 4)

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Additionally Alumínio Brasileiro S.A. – ALBRAS is consolidated as from January 1, 2004 under FIN 46R (note 4). Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 8).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.
We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in electrical energy projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended September 30, 2004 and 2003 and June 30, 2004 and for the nine month periods ended September 30, 2004 and 2003 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the nine month period ended September 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2004.

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

Exchange rates at September 30, 2004 and December 31, 2003 were R$2.8586: US$1.00 and R$2.8892: US$1.00, respectively.

4	Change in accounting practices

In June 2001, the FASB issued SFAS 143 - “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, and as a consequence an additional $26 for asset retirement obligations was recorded as “Others - long-term liabilities”, a net increase of $11 in mine development costs was registered within “Property, plant and equipment” and a resulting charge of $10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax ($15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be amortized over the useful lives of the related assets.

In December 2003, the FASB issued FIN 46R – “Consolidation of Variable Interest Entities, (revised December 2003)”. The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise’s maximum exposure to loss as a result of its involvement with the VIE. Alumínio Brasileiro S.A – ALBRAS was identified as a VIE and was consolidated as from January 1, 2004.

5	Recently-issued accounting pronouncements

Emerging Issue Task Force No. 04-03 (EITF 04-03), Mining assets: Impairment and Business Combinations and No. 03-01 (EITF 03-01), The Meaning of Other – Than – Temporary Impairment and its Application to Certain Investments were issued in March, 2004.

The Company does not expect any significant impacts on its financial statements arising from these new pronouncements.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

				Nine months ended
	Three-month periods ended			September 30
	September	June 30,	September
	30, 2004	2004	30, 2003	2004	2003
Income before income taxes, equity results and minority interests	1,122	500	388	2,033	1,357

Federal income tax and social contribution expense at statutory enacted rates	(381)	(171)	(132)	(691)	(461)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	50	44	107	149	229
Exempt foreign income (expenses)	143	21	9	178	(33)
Difference on tax basis of equity investees	(75)	(16)	—	(105)	—
Tax incentives	32	3	8	44	48
Valuation allowance reversal	19	52	4	71	13
Other non-taxable gains (losses)	(12)	3	4	1	(27)

Federal income tax and social contribution expense in consolidated statements of income	(224)	(64)	—	(353)	(231)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and relative to alumina in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. Both incentives relative to alumina expire in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

7	Inventories

	September 30,	December 31,
	2004	2003
Finished products
Iron ore and pellets	170	146
Manganese and ferroalloys	126	78
Alumina	18	20
Aluminum	53	—
Copper	7	—
Kaolin	16	16
Others	5	8
Spare parts and maintenance supplies	306	237

	701	505

8	Investments in affiliated companies and joint ventures

	September 30, 2004
				Net income
	Participation in		Net	(loss) for the
	capital (%)		equity	period
	voting	total
Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	22.99	11.46	634	453
Companhia Siderúrgica de Tubarão - CST (1)	20.51	7.91	742	393
California Steel Industries Inc. - CSI	50.00	50.00	264	74
SIDERAR (costs $15) - available for sale investments	4.85	4.85	—	—
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	40.00	40.00	419	102
Valesul Alumínio S.A. - VALESUL	54.51	54.51	94	19
Alumínio Brasileiro S.A. - ALBRAS (5)	—	—	—	—
Alumínio Brasileiro S.A. - ALBRAS - change in provision for losses (5)
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	51.11	51.00	50	19
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	51.00	50.89	43	12
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	50.00	15	13
Companhia Coreano-Brasileira de Pelotização - KOBRASCO - change in provision for losses
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	51.00	50.90	30	9
Gulf Industrial Investment Company - GIIC	50.00	50.00	86	20
SAMARCO Mineração S.A. - SAMARCO (4)	50.00	50.00	394	159
Minas da Serra Geral S.A. - MSG	50.00	50.00	35	(4)
Others	—	—	—	—
Logistics
Ferrovia Centro-Atlântica S.A. - FCA - change in provision for losses (3)	—	—	—	—
MRS Logística S.A	—	—	—	—
MRS Logística S.A. - change in provision for losses	—	—	—	—
Others, mainly investments sold in 2003	—	—	—	—
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	—	—	—	—
Others	—	—	—	—
Total

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Investments		Equity Adjustments
						Nine months ended
			Three-month periods ended			September 30
	September	December	September	June 30,	September
	30, 2004	31, 2003	30, 2004	2004	30, 2003	2004	2003
Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	73	31	18	16	14	52	34
Companhia Siderúrgica de Tubarão - CST (1)	59	86	9	61	14	87	26
California Steel Industries Inc. - CSI	132	103	23	15	(2)	37	1
SIDERAR (costs $15) - available for sale investments	102	89	—	—	—	—	—

	366	309	50	92	26	176	61
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	168	168	16	14	11	41	21
Valesul Alumínio S.A. - VALESUL	51	49	4	4	2	11	7
Alumínio Brasileiro S.A. - ALBRAS (5)	—	112	—	—	14	—	93
Alumínio Brasileiro S.A. - ALBRAS - change in provision for losses (5)	—	—	—	—	—	—	1

	219	329	20	18	27	52	122
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	—	3	—	15
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	26	18	3	5	3	10	3
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	22	17	2	3	1	6	4
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	7	1	4	1	—	6	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO - change in provision for losses	—	—	—	—	1	—	10
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	15	11	1	3	1	5	2
Gulf Industrial Investment Company - GIIC	43	40	4	2	3	10	9
SAMARCO Mineração S.A. - SAMARCO (4)	235	221	35	20	17	80	59
Minas da Serra Geral S.A. - MSG	17	15	—	(2)	1	(2)	3
Others	22	21	1	—	5	—	7

	387	344	50	32	35	115	112
Logistics
Ferrovia Centro-Atlântica S.A. - FCA - change in provision for losses (3)	—	—	—	—	(9)	—	(93)
MRS Logística S.A	63	39	8	8	—	22	—
MRS Logística S.A. - change in provision for losses	—	—	—	—	4	—	8
Others, mainly investments sold in 2003	7	5	—	—	1	—	(2)

	70	44	8	8	(4)	22	(87)
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	—	—	—	—	5	—	10
Others	11	8	(1)	—	—	(2)

	11	8	(1)	—	5	(2)	10

Total	1,053	1,034	127	150	89	363	218

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Dividends received
				Nine months ended		Quoted
	Three-month periods ended			September 30		market
	September	June 30,	September			September
	30, 2004	2004	30, 2003	2004	2003	30, 2004
Steel
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	—	—	3	13	3	334
Companhia Siderúrgica de Tubarão - CST (1)	—	—	30	—	35	176
California Steel Industries Inc. - CSI	—	2	2	2	5	—
SIDERAR (costs $15) - available for sale investments	—	—	—	—	—	102

	—	2	35	15	43	612
Aluminum and bauxite
Mineração Rio do Norte S.A. - MRN	—	20	11	41	16	—
Valesul Alumínio S.A. - VALESUL	—	7	—	9	3	—
Alumínio Brasileiro S.A. - ALBRAS (5)	—	—	—	—	—	—
Alumínio Brasileiro S.A. - ALBRAS - change in provision for losses (5)	—	—	—	—	—	—

	—	27	11	50	19	-
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização - NIBRASCO	—	—	—	—	—	—
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	—	—	—	—	2	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	—	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO - change in provision for losses	—	—	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização - ITABRASCO	—	—	—	—	1	—
Gulf Industrial Investment Company - GIIC	—	1	4	7	9	—
SAMARCO Mineração S.A. - SAMARCO (4)	19	30	14	68	53	—
Minas da Serra Geral S.A. - MSG	—	—	—	—	1	—
Others	—	—	—	—	—	—

	19	31	18	75	66	-
Logistics
Ferrovia Centro-Atlântica S.A. - FCA - change in provision for losses (3)	—	—	—	—	—	—
MRS Logística S.A	—	—	—	—	—	—
MRS Logística S.A. - change in provision for losses	—	—	—	—	—	—
Others, mainly investments sold in 2003	—	—	—	—

Other affiliates and joint ventures	—	—	—	—	—	—
Fertilizantes Fosfatados S.A. - FOSFERTIL (2)	—	—	2	—	9	—
Others	—	—	—	—	1	—

	—	—	2	—	10	-

Total	19	60	66	140	138	612

(1)	During the quarter ended September 30, 2003 CVRD acquired an additional 4.42% of the voting shares and 5.64% of the preferred shares, representing 5.17% of CST’s total capital for $60. On July 30,2004 we sold 4.42% of the voting shares and 20.11% of the preferred shares;

(2)	Investment sold in 2003;

(3)	Consolidated as from September, 2003, after acquisition of control;

(4)	Investment includes goodwill of $38 in 2004 and $ 37 in 2003;

(5)	Albras was consolidated as from January 1, 2004.

9	Stockholders’ equity

On August 18, 2004 the Extraordinary General Shareholders´ Meeting approved the forward stock split. Each existing share, common and preferred, was split into three shares.

After the split the Company’s capital comprises 1,165,677,168 shares, of which 749,949,429 common shares 415,727,739 class “A” preferred shares, including three special class shares without par value (“Golden Share”). The share/ADR proportion will be maintained at 1/1; therefore, each common and preferred share, will continue to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class “A” preferred share (NYSE: RIOPR) respectively.

For comparative purposes we considered the effects of the split as it had occurred consistently in all periods presented.

10	Pension plans

				Nine months ended
	Three-Month period ended			September 30
	September	June 30,	September
	30, 2004	2004	30, 2003	2004	2003
Service cost - benefits earned during the period	1	—	—	2	1
Interest cost on projected benefit obligation	42	36	37	116	104
Actual return on assets	(42)	(32)	(38)	(118)	(106)
Amortization of initial transitory obligation	3	2	3	7	7
Net deferral	(1)	(3)	1	2	2

Net periodic pension cost	3	3	3	9	8

Employer contributions

We previously disclosed in our consolidated financial statements for the year ended December 31, 2003, that we expected to contribute $14 to our pension plan in 2004. As of September 30, 2004, $11 of contributions have been made. We do not expect any change in our previous estimate.

11	Commitments and contingencies

(a)	At September 30, 2004, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $7, of which $6 is denominated in United States dollars and the remaining $1 in local currency, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	6	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	7

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	September 30, 2004		December 31, 2003
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	192	89	177	66
Civil claims	162	64	167	54
Tax — related actions	427	315	285	279
Others	7	4	6	8

	788	472	635	407

Labor — related actions principally comprise employee claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain revenue taxes, VAT and of the tax on financial movements – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party.

Contingencies settled in the nine-month period ended September 30, 2004 and 2003, three-month period ended September 30, 2004, and 2003 and June 30, 2004 aggregated $39, $191, $2, $138 and $14, respectively, and additional provisions aggregated $63, $114, $11, $66 and $13, respectively.

In addition to the contingencies for which we have made provisions we have possible losses in connection with tax contingencies totaling $320 at September 30, 2004, for which no provision is maintained.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise there from no provision has been made in the financial statements with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to purchase approximately 42,391 thousand metric tons of bauxite from Mineração Rio do Norte S.A. - MRN at a formula price, calculated based on the current London Metal Exchange (LME) quotation for aluminum. Based on a market price of US$20.45 per metric ton as of September 30, 2004, it represents the following total commitment:

2004 as from July	14,210
2005	56,840
2006	56,840
2007	56,840
2008	56,840
2009 and thereafter	625,326

866,896

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $205, which represents half of the $410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region through to April 28, 2009. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of September 30, 2004, the remaining contributions towards exploration and development activities totaled $68. In the event that either of us wishes to conduct further exploration and development after having spent such $205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources. On March 26, 2004 as a result of exploiting our mineral resources we declared a distribution on these “debentures” in the amount of $2, payable as from April 1, 2004. There is no significant difference between the book value and quoted market price of these debentures.

(g)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

Balance as of April 01, 2004	82
Accretion expense	4
Cumulative translation adjustment	(4)

Balance as of June 30, 2004	82

Accretion expense	3
Cumulative translation adjustment	6

Balance as of September 30, 2004	91

Balance as of January 01, 2004	81
Accretion expense	9
Cumulative translation adjustment	1

Balance as of September 30, 2004	91

12	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of kaolin, potash and copper.

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:

•	Aluminum — comprises aluminum trading activities, alumina refining, aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices generally accepted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:

Results by segment - before eliminations (Unaudited)

	As of and for the three-month periods ended
	September 30, 2004
				Holdings
		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues - Export	2,041	150	24	419	—	(968)	1,666
Gross revenues - Domestic	376	55	234	53	—	(97)	621
Cost and expenses	(1,711)	(172)	(158)	(320)	—	1,065	(1,296)
Depreciation, depletion and amortization	(72)	(12)	(9)	(9)	—	—	(102)
Pension plan	(3)	—	—	—	—	—	(3)

Operating income (loss)	631	21	91	143	—	—	886
Financial income	39	—	5	6	—	(40)	10
Financial expenses	(150)	—	(4)	(52)	1	40	(165)
Foreign exchange and monetary gains (losses), net	22	3	6	46	—	—	77
Gain on sale of investments	—	—	—	—	314	—	314
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	50	—	8	20	49	—	127
Income taxes	(197)	—	(3)	(23)	(1)	—	(224)
Minority interests	(39)	(2)	—	(41)	—	—	(82)

Net income	356	22	103	99	363	—	943

Sales classified by geographic destination:
Export market
America, except United States	198	—	13	29	—	(102)	138
United States	132	—	9	64	—	(87)	118
Europe	871	80	2	205	—	(459)	699
Middle East/Africa/Oceania	132	63	—	—	—	(48)	147
Japan	164	2	—	81	—	(47)	200
China	401	—	—	40	—	(164)	277
Asia, other than Japan and China	143	5	—	—	—	(61)	87

	2,041	150	24	419	—	(968)	1,666
Domestic market	376	55	234	53	—	(97)	621

	2,417	205	258	472	—	(1,065)	2,287

Assets:
Property, plant and equipment, net	5,050	1,147	577	952	1	—	7,727
Additions to Property, plant and equipment	131	40	114	63	—	—	348
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	387	—	70	219	377	—	1,053

Capital employed	4,557	913	565	819	31	—	6,885

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the three-month periods ended
	June 30, 2004
				Holdings
		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues - Export	1,875	81	22	398	—	(923)	1,453
Gross revenues - Domestic	364	35	219	47	—	(85)	580
Cost and expenses	(1,588)	(89)	(142)	(308)	—	1,008	(1,119)
Depreciation, depletion and amortization	(57)	(6)	(8)	(8)	—	—	(79)
Pension plan	(3)	—	—	—	—	—	(3)

Operating income (loss)	591	21	91	129	—	—	832
Financial income	63	—	2	20	1	(67)	19
Financial expenses	(139)	(2)	(5)	(26)	(1)	67	(106)
Foreign exchange and monetary gains (losses), net	(202)	(2)	(1)	(42)	2	—	(245)
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	32	—	8	18	92	—	150
Income taxes	(87)	(4)	(1)	31	(3)	—	(64)
Minority interests	(31)	1	—	(52)	—	—	(82)

Net income	227	14	94	78	91	—	504

Sales classified by geographic destination:
Export market
America, except United States	172	—	18	41	—	(98)	133
United States	121	—	—	7	—	(70)	58
Europe	857	68	4	212	—	(435)	706
Middle East/Africa/Oceania	87	1	—	—	—	(19)	69
Japan	187	4	—	105	—	(99)	197
China	300	5	—	33	—	(135)	203
Asia, other than Japan and China	151	3	—	—	—	(67)	87

	1,875	81	22	398	—	(923)	1,453
Domestic market	364	35	219	47	—	(85)	580

	2,239	116	241	445	—	(1,008)	2,033

Assets:
Property, plant and equipment, net	4,542	1,020	483	826	1	—	6,872
Additions to Property, plant and equipment	165	62	153	35	1	—	416
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	330	—	56	195	385	—	966

Capital employed	4,307	679	449	816	26	—	6,277

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the three-month periods ended
	September 30, 2003
		Non		Holdings
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,411	28	14	218	—	(651)	1,020
Gross revenues — Domestic	309	31	130	46	—	(53)	463
Cost and expenses	(1,282)	(38)	(91)	(210)	1	704	(916)
Depreciation, depletion and amortization	(50)	(6)	(3)	(4)	—	—	(63)
Pension plan	(3)	—	—	—	—	—	(3)

Operating income (loss)	385	15	50	50	1	—	501
Financial income	49	1	3	2	1	(29)	27
Financial expenses	(89)	(2)	(2)	(18)	(1)	29	(83)
Foreign exchange and monetary gains (losses), net	(48)	(4)	3	(8)	—	—	(57)
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	35	—	(4)	27	31	—	89
Income taxes	(1)	—	(1)	(1)	3	—	—
Minority interests	(3)	—	—	(6)	—	—	(9)

Net income	328	10	49	46	35	—	468

Sales classified by geographic destination:
Export market
America, except United States	142	—	10	44	—	(87)	109
United States	91	2	—	6	—	(46)	53
Europe	532	19	4	96	—	(236)	415
Middle East/Africa/Oceania	85	—	—	—	—	(20)	65
Japan	162	6	—	26	—	(79)	115
China	275	1	—	46	—	(132)	190
Asia, other than Japan and China	124	—	—	—	—	(51)	73

	1,411	28	14	218	—	(651)	1,020
Domestic market	309	31	130	46	—	(53)	463

	1,720	59	144	264	—	(704)	1,483

Assets:
Property, plant and equipment, net	4,024	858	439	529	38	—	5,888
Additions to Property, plant and equipment	235	170	16	22	—	—	443
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	338	—	7	320	325	—	990

Capital employed	3,818	246	473	477	26	—	5,040

(1)	Albras was consolidated as from January 1, 2004 and generated contribution to net revenues and operating income of $39 and $70 in the three-month periods ended September 30, 2004 (June 30, 2004, $61 and $74, respectively).

Operating income by product — after eliminations (Unaudited)

	For the three-month periods ended
	September 30, 2004
								Impairment/
								Gain on sale
	Revenues			Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	880	213	1,093	(34)	1,059	(463)	596	—	(67)	529
Pellets	229	64	293	(12)	281	(239)	42	—	(2)	40
Manganese	16	4	20	(2)	18	(17)	1	—	—	1
Ferroalloys	113	60	173	(15)	158	(43)	115	—	(3)	112

	1,238	341	1,579	(63)	1,516	(762)	754	—	(72)	682
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	35	35	(5)	30	(16)	14	—	(1)	13
Kaolin	36	5	41	(1)	40	(23)	17	—	(4)	13
Copper	56	14	70	(3)	67	(40)	27	—	(7)	20

	92	54	146	(9)	137	(79)	58	—	(12)	46
Aluminum
Alumina	127	3	130	(4)	126	(102)	24	—	(5)	19
Aluminum	172	8	180	(1)	179	(54)	125	—	(4)	121
Bauxite	17	—	17	—	17	(14)	3	—	—	3

	316	11	327	(5)	322	(170)	152	—	(9)	143
Logistics
Railroads	—	164	164	(27)	137	(88)	49	—	(9)	40
Ports	—	43	43	(8)	35	(20)	15	—	(1)	14
Ships	16	9	25	(2)	23	(25)	(2)	—	1	(1)

	16	216	232	(37)	195	(133)	62	—	(9)	53
Others	4	(1)	3	—	3	(41)	(38)	—	—	(38)

	1,666	621	2,287	(114)	2,173	(1,185)	988	—	(102)	886

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the three-month periods ended
	June 30, 2004
								Impairment/
								Gain on sale
	Revenues			Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	732	211	943	(38)	905	(394)	511	—	(55)	456
Pellets	251	68	319	(11)	308	(207)	101	—	—	101
Manganese	8	3	11	(2)	9	(7)	2	—	—	2
Ferroalloys	103	50	153	(13)	140	(72)	68	—	(3)	65

	1,094	332	1,426	(64)	1,362	(680)	682	—	(58)	624
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	31	31	(6)	25	(13)	12	—	(1)	11
Kaolin	34	5	39	(1)	38	(21)	17	—	(4)	13
Copper	24	—	24	—	24	(4)	20	—	(2)	18

	58	36	94	(7)	87	(38)	49	—	(7)	42
Aluminum
Alumina	83	—	83	(4)	79	(66)	13	—	(5)	8
Aluminum	197	1	198	(1)	197	(67)	130	—	(3)	127
Bauxite	8	—	8	—	8	(8)	—	—	—	—

	288	1	289	(5)	284	(141)	143	—	(8)	135
Logistics
Railroads	—	153	153	(25)	128	(81)	47	—	(4)	43
Ports	—	45	45	(3)	42	(21)	21	—	(1)	20
Ships	10	12	22	(7)	15	(25)	(10)	—	(1)	(11)

	10	210	220	(35)	185	(127)	58	—	(6)	52
Others	3	1	4	(2)	2	(23)	(21)	—	—	(21)

	1,453	580	2,033	(113)	1,920	(1,009)	911	—	(79)	832

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the three-month periods ended
	September 30, 2003
								Impairment/
								Gain on sale
	Revenues			Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	554	147	701	(16)	685	(344)	341	—	(31)	310
Pellets	159	58	217	(7)	210	(151)	59	—	(2)	57
Manganese	7	4	11	(1)	10	(14)	(4)	—	—	(4)
Ferroalloys	46	24	70	(6)	64	(46)	18	—	(3)	15

	766	233	999	(30)	969	(555)	414	—	(36)	378
Non ferrous
Gold	5	—	5	—	5	13	18	—	—	18
Potash	—	28	28	(4)	24	(12)	12	—	(1)	11
Kaolin	21	4	25	—	25	(24)	1	—	(3)	(2)
Copper	—	—	—	—	—	—	—	—	—	—

	26	32	58	(4)	54	(23)	31	—	(4)	27
Aluminum
Alumina	107	42	149	(3)	146	(99)	47	—	(4)	43
Aluminum	77	4	81	—	81	(73)	8	—	—	8
Bauxite	12	1	13	—	13	(11)	2	—	—	2

	196	47	243	(3)	240	(183)	57	—	(4)	53
Logistics
Railroads	—	101	101	(10)	91	(35)	56	—	(17)	39
Ports	1	39	40	(3)	37	(19)	18	—	(2)	16
Ships	10	8	18	(1)	17	(28)	(11)	—	—	(11)

	11	148	159	(14)	145	(82)	63	—	(19)	44
Others	21	3	24	—	24	(25)	(1)	—	—	(1)

	1,020	463	1,483	(51)	1,432	(868)	564	—	(63)	501

Results by segment — before eliminations (Unaudited)

	Nine-month periods ended September 30
	2004
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	5,478	265	65	1,180	—	(2,626)	4,362
Gross revenues — Domestic	1,027	118	637	159	—	(252)	1,689
Cost and expenses	(4,665)	(314)	(428)	(932)	—	2,878	(3,461)
Depreciation, depletion and amortization	(207)	(24)	(24)	(25)	—	—	(280)
Pension plan	(9)	—	—	—	—	—	(9)

Operating (loss) income	1,624	45	250	382	—	—	2,301
Financial income	146	—	11	9	2	(127)	41
Financial expenses	(405)	(3)	(13)	(119)	—	127	(413)
Foreign exchange and monetary gains (losses), net	(212)	1	—	(2)	3	—	(210)
Gain on sale of investments	—	—	—	—	314	—	314
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	115	—	22	52	174	—	363
Income taxes	(338)	(4)	(6)	(1)	(4)	—	(353)
Minority interests	(84)	(2)	—	(105)	—	—	(191)

Income from continuing operations	846	37	264	216	489	—	1,852
Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	—	—	—	—

Net income	846	37	264	216	489	—	1,852

Sales classified by geographic destination:
Export market
America, except United States	528	—	46	140	—	(303)	411
United States	360	—	9	109	—	(223)	255
Europe	2,387	170	10	566	—	(1,206)	1,927
Middle East/Africa/Oceania	308	64	—	—	—	(93)	279
Japan	501	14	—	266	—	(213)	568
China	939	9	—	99	—	(396)	651
Asia, other than Japan and China	455	8	—	—	—	(192)	271

	5,478	265	65	1,180	—	(2,626)	4,362
Domestic market	1,027	118	637	159	—	(252)	1,689

	6,505	383	702	1,339	—	(2,878)	6,051

Assets:
Property, plant and equipment, net	5,050	1,147	577	952	1	—	7,727
Additions to Property, plant and equipment	453	173	399	120	—	—	1,145
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	387	—	70	219	377	—	1,053

Capital employed	4,557	913	565	819	31	—	6,885

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine-month periods ended September 30
	2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	3,606	69	53	525	—	(1,622)	2,631
Gross revenues — Domestic	846	77	316	124	—	(139)	1,224
Cost and expenses	(3,322)	(116)	(220)	(544)	6	1,761	(2,435)
Depreciation, depletion and amortization	(131)	(11)	(8)	(10)	—	—	(160)
Pension plan	(8)	—	—	—	—	—	(8)

Operating (loss) income	991	19	141	95	6	—	1,252
Financial income	145	1	11	8	4	(85)	84
Financial expenses	(270)	(4)	(5)	(30)	(5)	85	(229)
Foreign exchange and monetary gains (losses), net	162	15	(12)	87	(2)	—	250
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	110	—	(85)	122	71	—	218
Income taxes	(206)	—	(1)	(27)	3	—	(231)
Minority interests	(5)	(4)	—	(47)	—	—	(56)

Income from continuing operations	927	27	49	208	77	—	1,288
Change in accounting pratice for asset retirement obligations (note 4)	(10)	—	—	—	—	—	(10)

Net income	917	27	49	208	77	—	1,278

Sales classified by geographic destination:
Export market
America, except United States	379	—	28	111	—	(243)	275
United States	262	8	—	25	—	(143)	152
Europe	1,463	50	20	228	—	(591)	1,170
Middle East/Africa/Oceania	204	—	4	—	—	(50)	158
Japan	404	9	—	96	—	(188)	321
China	607	2	—	65	—	(284)	390
Asia, other than Japan and China	287	—	1	—	—	(123)	165

	3,606	69	53	525	—	(1,622)	2,631
Domestic market	846	77	316	124	—	(139)	1,224

	4,452	146	369	649	—	(1,761)	3,855

Assets:
Property, plant and equipment, net	4,024	858	439	529	38	—	5,888
Additions to Property, plant and equipment	503	315	65	65	1	—	949
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	338	—	(6)	320	338	—	990

Capital employed	3,818	246	473	477	26	—	5,040

Operating income by product — after eliminations (Unaudited)

	Nine-month periods ended September 30
	2004
								Impairment/
								Gain on sale
	Revenues			Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	2,264	598	2,862	(95)	2,767	(1,242)	1,525	—	(192)	1,333
Pellets	663	184	847	(31)	816	(618)	198	—	(5)	193
Manganese	30	10	40	(5)	35	(31)	4	—	—	4
Ferroalloys	307	141	448	(36)	412	(201)	211	—	(10)	201

	3,264	933	4,197	(167)	4,030	(2,092)	1,938	—	(207)	1,731
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	89	89	(14)	75	(38)	37	—	(4)	33
Kaolin	104	15	119	(4)	115	(66)	49	—	(11)	38
Copper	80	14	94	(3)	91	(44)	47	—	(9)	38

	184	118	302	(21)	281	(148)	133	—	(24)	109
Aluminum
Alumina	308	9	317	(13)	304	(258)	46	—	(14)	32
Aluminum	519	20	539	(2)	537	(175)	362	—	(11)	351
Bauxite	40	—	40	—	40	(35)	5	—	—	5

	867	29	896	(15)	881	(468)	413	—	(25)	388
Logistics
Railroads	—	450	450	(71)	379	(235)	144	—	(21)	123
Ports	—	126	126	(21)	105	(64)	41	—	(3)	38
Ships	37	30	67	(5)	62	(77)	(15)	—	—	(15)

	37	606	643	(97)	546	(376)	170	—	(24)	146
Others	10	3	13	(2)	11	(84)	(73)	—	—	(73)

	4,362	1,689	6,051	(302)	5,749	(3,168)	2,581	—	(280)	2,301

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine-month periods ended September 30
	2003
								Impairment/
								Gain on sale
	Revenues			Value				of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	1,433	408	1,841	(52)	1,789	(876)	913	—	(69)	844
Pellets	429	155	584	(19)	565	(448)	117	(12)	(9)	96
Manganese	30	8	38	(3)	35	(20)	15	—	(1)	14
Ferroalloys	139	68	207	(15)	192	(142)	50	—	(7)	43

	2,031	639	2,670	(89)	2,581	(1,486)	1,095	(12)	(86)	997
Non ferrous
Gold	21	—	21	—	21	(2)	19	—	(2)	17
Potash	—	70	70	(9)	61	(31)	30	—	(3)	27
Kaolin	47	8	55	(1)	54	(43)	11	—	(4)	7
Copper	—	—	—	—	—	—	—	—	—	—

	68	78	146	(10)	136	(76)	60	—	(9)	51
Aluminum
Alumina	231	115	346	(7)	339	(256)	83	—	(10)	73
Aluminum	221	8	229	—	229	(207)	22	—	—	22
Bauxite	22	1	23	—	23	(21)	2	—	—	2

	474	124	598	(7)	591	(484)	107	—	(10)	97
Logistics
Railroads	—	246	246	(25)	221	(69)	152	—	(47)	105
Ports	1	105	106	(9)	97	(54)	43	—	(6)	37
Ships	36	24	60	(3)	57	(86)	(29)	—	—	(29)

	37	375	412	(37)	375	(209)	166	—	(53)	113
Others	21	8	29	—	29	(33)	(4)	—	(2)	(6)

	2,631	1,224	3,855	(143)	3,712	(2,288)	1,424	(12)	(160)	1,252

13	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the movement in fair value of derivative financial instruments is as follows (the quarterly information is unaudited):

		Interest
		rates
	Gold	(LIBOR)	Currencies	Alumina	Aluminum	Total
Unrealized gains (losses) at April 1, 2004	(37)	(48)	1	(36)	(43)	(163)
Financial settlement	1	11	—	—	—	12
Unrealized gains (losses) in the period	9	5	—	4	4	22
Effect of exchange rate changes	2	2	—	2	2	8

Unrealized gains (losses) at June 30, 2004	(25)	(30)	1	(30)	(37)	(121)

Unrealized gains (losses) at July 1, 2004	(25)	(30)	1	(30)	(37)	(121)
Financial settlement	—	3	—			3
Unrealized gains (losses) in the period	(5)	(1)	—	(5)	(25)	(36)
Effect of exchange rate changes	(2)	(3)	—	(2)	(3)	(10)

Unrealized gains (losses) at September 30, 2004	(32)	(31)	1	(37)	(65)	(164)

Unrealized gains (losses) at July 1, 2003	(11)	(65)	(1)	1	—	(76)
Financial settlement	5	4	—	—	—	9
Unrealized gains (losses) in the period	(17)	(1)	3	(6)	—	(21)
Effect of exchange rate changes	1	2	—	—	—	3

Unrealized gains (losses) at September 30, 2003	(22)	(60)	2	(5)	—	(85)

Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	—	(91)
Initial consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	1	17	(2)	—	—	16
Unrealized gains (losses) in the period	(1)	(2)	(2)	(19)	(44)	(68)
Effect of exchange rate changes	—	—	—	—	(1)	(1)

Unrealized gains (losses) at September 30, 2004	(32)	(31)	1	(37)	(65)	(164)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	—	(73)
Financial settlement	5	18	—	—	—	23
Unrealized gains (losses) in the period	(12)	(5)	3	(9)	—	(23)
Effect of exchange rate changes	—	(13)	—	1	—	(12)

Unrealized gains (losses) at September 30, 2003	(22)	(60)	2	(5)	—	(85)

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2006

Albras entered into a 20 years contract to purchase power from Eletronorte to provide power for its industrial activities which became effective as from June 1, 2004. The contract includes a price adjustment related to LME aluminum prices.

The price adjustment related to LME is an embedded derivative as defined by SFAS 133, which is valued at fair value with variations recorded in the income statement. The fair value variation for the period up to September 30, 2004 was $22.

14	Subsequent Event

Additional dividend payment on October 29

On October 13, 2004 the Board of Directors of CVRD, approved the payment of an additional dividend in the amount of $250 to be paid on October 29, 2004, $150 of which in the form of interest shareholders’ equity and $100 in the form of dividends.

Therefore, on October 29, 2004, a total amount of $525 was distributed to shareholders, which includes the second installment of the minimum dividend announced on January 28, of $275 and the additional dividend of $250.

CVRD sells its stake in PPSA

On October 20, 2004 CVRD announces that it has transferred its stake in Pará Pigmentos S.A. (PPSA) to its subsidiary Caemi. CVRD owned 82.0% of the total capital of PPSA and 60.2% of the total capital of Caemi. The objective of this sale is the consolidation of CVRD´s kaolin business in Caemi which is already a player in the global kaolin market through its subsidiary CADAM.

* * *

Supplemental Financial Statements

The following unaudited information provides additional details in relation to certain financial ratios.

EBITDA - Earnings Before Interest, Income Tax, Depreciation and Amortization

(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.

Selected financial indicators for the main affiliates and joint ventures are available on the Company’s website, www.cvrd.com.br, under “investor relations”

Indexes on CVRD’s Consolidated Debt (Additional information - Unaudited)

	As of and for the three-month periods			As of and for the Nine
	ended			months ended
	September	June 30,	September	September	September
	30, 2004	2004	30, 2003	30, 2004	30, 2003
Current debt
Current portion of long-term debt — unrelated parties	719	853	1,147	719	1,147
Short-term debt	201	127	129	201	129
Loans from related parties	62	45	101	62	101

	982	1,025	1,377	982	1,377

Long-term debt
Long-term debt — unrelated parties	3,434	3,488	2,921	3,434	2,921
Loans from related parties	2	1	6	2	6

	3,436	3,489	2,927	3,436	2,927

Gross debt (current plus long-term debt)	4,418	4,514	4,304	4,418	4,304

Interest paid over:
Short-term debt	—	—	—	(2)	(7)
Long-term debt	(82)	(51)	(54)	(213)	(140)

Interest paid	(82)	(51)	(54)	(215)	(147)
EBITDA	1,007	971	630	2,721	1,562
Stockholders’ equity	6,480	5,179	4,641	6,480	4,641
LTM EBITDA / LTM Interest paid	13.00	12.94	10.15	13.00	10.15
Gross Debt / LTM EBITDA	1.34	1.55	2.15	1.34	2.15
Gross debt / Equity Capitalization (%)	41	47	48	41	48
Financial expenses
Third party — local debt	(12)	(12)	(6)	(37)	(15)
Third party — foreign debt	(49)	(67)	(43)	(159)	(117)
Related party debt	(3)	(5)	(5)	(10)	(12)

Gross interest	(64)	(84)	(54)	(206)	(144)
Labor and civil claims and tax-related actions	(11)	(9)	(10)	(26)	(22)
Tax on financial transactions — CPMF	(9)	(14)	(6)	(27)	(15)
Derivatives (Interest rate / Currencies)	(1)	37	2	(4)	(2)
Derivatives (gold / alumina)	(35)	(14)	(15)	(64)	(21)
Others	(45)	(22)	—	(86)	(25)

	(165)	(106)	(83)	(413)	(229)

Financial income
Cash and cash equivalents	9	10	18	28	54
Others	1	9	9	13	30

	10	19	27	41	84

Financial expenses, net	(155)	(87)	(56)	(372)	(145)

Foreign exchange and monetary gain (losses) on liabilities	242	(363)	(141)	(186)	963
Foreign exchange and monetary gain (losses) on assets	(165)	118	84	(24)	(713)

Foreign exchange and monetary gain (losses), net	77	(245)	(57)	(210)	250

Financial result, net	(78)	(332)	(113)	(582)	105

Calculation of EBITDA (Additional information - Unaudited)

	As of and for the three-			As of and for the Nine
	month periods ended			months ended
	September	June 30,	September	September	September
	30, 2004	2004	30, 2003	30, 2004	30, 2003
Operating income	886	832	501	2,301	1,252
Depreciation	102	79	63	280	160

	988	911	564	2,581	1,412
Write-down of assets	—	—	—	—	12
Dividends received	19	60	66	140	138

EBITDA	1,007	971	630	2,721	1,562

Adjusted EBITDA x Operating Cash Flows (Additional information - Unaudited)

	As of and for the three-month periods ended						As of and for the Nine months ended
	September 30, 2004		June 30, 2004		September 30, 2003		September 30, 2004		September 30, 2003
		Operating		Operating		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	943	943	504	504	468	468	1,852	1,852	1,278	1,278
Income tax - deferred	(61)	(61)	23	23	41	41	(70)	(70)	131	131
Income tax - current	285	—	41	—	(41)	—	423	—	100	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(127)	(127)	(150)	(150)	(89)	(89)	(363)	(363)	(218)	(218)
Foreign exchange and monetary losses	(77)	(118)	245	291	57	13	210	218	(250)	(386)
Financial expenses	155	42	87	27	56	(6)	372	55	145	10
Minority interests	82	82	82	82	9	9	191	191	56	56
Change in accounting pratice for asset retirement obligations	—	—	—	—	—	—	—	—	10	10
Net working capital	—	436	—	(221)	—	(140)	—	271	—	46
Gain on sale of investments	(314)	(314)	—	—	—	—	(314)	(314)	—	—
Others	—	103	—	5	—	10	—	144	—	16

Operating income	886	986	832	561	501	306	2,301	1,984	1,252	943
Depreciation, depletion and amortization	102	102	79	79	63	63	280	280	160	160
Dividends received	19	19	60	60	66	66	140	140	138	138
Impairment of property, plant and equipment	—	—	—	—	—	—	—	—	12	12

	1,007	1,107	971	700	630	435	2,721	2,404	1,562	1,253

Operating cash flows		1,107		700		435		2,404		1,253

Income tax — current		285		41		(41)		423		100
Foreign exchange and monetary losses		41		(46)		44		(8)		136
Financial expenses		113		60		62		317		135
Net working capital		(436)		221		140		(271)		(46)
Others		(103)		(5)		(10)		(144)		(16)

EBITDA		1,007		971		630		2,721		1,562

Board of Directors, Fiscal Council and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Pedro Carlos de Mello
Chairman	Chairman

Arlindo Magno de Oliveira	Marcelo Amaral Moraes

Cláudio Bernardo Guimarães de Moraes	Oswaldo Mário Pêgo de Amorim Azevedo

Erik Persson	Joaquim Vieira Ferreira Levy

Francisco Valadares Póvoa
Executive Officers
Jaques Wagner
Roger Agnelli
Katsuto Momii	Chief Executive Officer

Mário da Silveira Teixeira Júnior	José Carlos Martins
Executive Officer for Business Development and
Oscar Augusto de Camargo Filho	Participations

Renato da Cruz Gomes	Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Ricardo Carvalho Giambroni
Carla Grasso
Executive Officer for Human Resources and
Advisory Committees of the Board of Directors	Corporate Services

Audit Committee	José Lancaster
Antonio José de Figueiredo Ferreira	Executive Officer for Non-Ferrous Minerals
Heitor Ribeiro Filho
Inácio Clemente da Silva	Fábio de Oliveira Barbosa
Paulo Roberto Ferreira de Medeiros	Chief Financial Officer

Executive Development Committee	Gabriel Stoliar
Arlindo Magno de Oliveira	Executive Officer for Planning and Control
Francisco Valadares Póvoa
João Moisés de Oliveira	Guilherme Rodolfo Laager
Olga Loffredi	Executive Officer for Logistics
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Samir Zraick

Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa	Otto de Souza Marques Junior
Rômulo de Mello Dias	Chief Officer of Control Department
Wanderlei Viçoso Fagundes
Wanderley Rezende de Souza

Governance and Ethics Committee	Marcus Vinicius Dias Severini
Renato da Cruz Gomes	Chief Accountant
Ricardo Simonsen	CRC-RJ 093982/O-3
Ricardo Carvalho Giambroni

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2004	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer